May 28, 2025

Nathaniel Bradley
Chief Executive Officer
Datavault AI Inc.
15268 NW Greenbrier Pkwy
Beaverton, OR 97006

       Re: Datavault AI Inc.
           Draft Registration Statement on Form S-3
           Submitted May 9, 2025
           CIK No. 0001682149
Dear Nathaniel Bradley:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-3 filed May 9, 2025
General

1. We note that you are registering the resale of up to 12,897,401 shares of "Additional
       Warrant Shares" that underlie "Additional Warrants" that will be issued at a future
       "Additional Closing" date. Because these "Additional Warrants" are not yet outstanding and will not be outstanding until the "Additional Closing" date, it does not appear appropriate at this time to register the resale of the associated common stock.
       Please revise your registration statement accordingly or provide your analysis as to why you are able to register the resale of these shares at this time. Refer generally to
       Securities Act Compliance Disclosure and Disclosure Interpretation
139.11.
 May 28, 2025
Page 2

       Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing